UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On April 15, 2026, Powell Max Limited (the “Company”) announced that it will implement a 1-for-10 reverse stock split of its Class A Ordinary Shares, effective as of April 17, 2026 (the “Effective Date”). The Company’s Class A Ordinary Shares will begin trading on a split-adjusted basis at the market open on the Effective Date under the ticker symbol “PMAX.” The reverse stock split is intended to increase the market price per share of the Company’s Class A Ordinary Shares to a level above the US$1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Following the reverse stock split, the CUSIP number for the Company’s Class A Ordinary Shares will be G7200G126.

Share Reorganization

Background. Pursuant to the BVI Business Companies Act, 2004 (as amended) and the Company’s memorandum and articles of association, the Board of Directors (the “Board”) is authorized to effect share combinations and subdivisions by resolution of directors, without any requirement for shareholder approval. On March 27, 2026, the Board approved a 1-for-8 share combination of all classes of the Company’s Ordinary Shares. The Company subsequently filed the relevant amended memorandum and articles of association (the “Fifth M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”), which took effect upon registration. Following that filing, The Board determined that it would be in the best interests of the Company and its shareholders to effect a 1-for-10 share combination rather than a 1-for-8 share combination in order to provide the Company with additional flexibility with respect to its capital structure and to increase the per-share trading price of the Company’s Class A Ordinary Shares. Accordingly, the Board achieved the net effect of a 1-for-10 share combination of all classes of Ordinary Shares after the initial 1-for-8 share combination by completing an 8-for-1 share subdivision and immediately following with a 1-for-10 share combination (such process, the “Share Reorganization”). This structure was effected to satisfy BVI registry procedures and has no independent economic significance; its economic and legal effect on shareholders is identical to a direct 1-for-10 share combination of all classes of Ordinary Shares.

Authorized and Issued Share Capital Prior to the Share Reorganization. Immediately prior to the Share Reorganization, the Company was authorized to issue a maximum of 550,250,000 Ordinary Shares with a par value of US$0.0008 each. These shares consisted of: (i) 500,000,000 Class A Ordinary Shares of par value US$0.0008 each (the “Class A Ordinary Shares”); (ii) 250,000 Class B Ordinary Shares of par value US$0.0008 each (the “Class B Ordinary Shares”); and (iii) 50,000,000 Class C Ordinary Shares of par value US$0.0008 each (the “Class C Ordinary Shares” and, together with the Class A Ordinary Shares and the Class B Ordinary Shares, the “Ordinary Shares”).

Completion of Share Combination. At completion of the Share Reorganization, the Company combined every ten (10) issued and unissued Ordinary Shares of par value US$0.0008 each into one (1) Ordinary Share of par value US$0.008 each, applied uniformly across all three classes. The aggregate par value of the authorized share capital was unchanged. Immediately following the Share Reorganization, the Company is authorized to issue a maximum of 55,025,000 Ordinary Shares of par value US$0.008 each, consisting of: (i) 50,000,000 Class A Ordinary Shares; (ii) 25,000 Class B Ordinary Shares; and (iii) 5,000,000 Class C Ordinary Shares, each of par value US$0.008. The number of issued and outstanding Class A Ordinary Shares will be reduced from 10,371,518 to approximately 1,037,152, and the number of issued and outstanding Class C Ordinary Shares will be reduced from 6,781,611 to approximately 678,162, in each case subject to adjustment for fractional shares as described below. No Class B Ordinary Shares are issued and outstanding immediately prior to the Share Reorganization. The Share Reorganization affects all shareholders uniformly and will not alter any shareholder’s proportionate equity interest in the Company, except to the extent of any fractional share adjustments described below.

Split Adjustment; No Fractional Shares. On the Effective Date, the Class A Ordinary Shares and Class C Ordinary Shares held by each shareholder will each be automatically converted into the number of whole shares of the applicable class equal to (i) the number of issued and outstanding shares of that class held by such shareholder immediately prior to the Share Reorganization, divided by (ii) ten (10). No fractional shares will be issued as a result of the Share Reorganization. Shareholders of record who would otherwise be entitled to receive a fractional share will instead receive one whole share, rounded up to the nearest whole share. For beneficial holders who hold shares through a brokerage firm, fractional shares will be rounded up at the participant level.

The foregoing description of the sixth amended and restated memorandum and articles of association of the Company (the “Sixth M&A”) does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth M&A. The Sixth M&A will be filed with the Registrar in connection with the Share Reorganization; a copy is furnished herewith as Exhibit 3.1 to this Form 6-K Report and is incorporated herein by reference. The press release issued by the Company on April 15, 2026 announcing the Share Reorganization is furnished herewith as Exhibit 99.1 to this Form 6-K Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated April 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer

Date: April 15, 2026

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